Mail Stop 4561

January 24, 2008

Robert P. Bilotti
Grand River Commerce, Inc.
4471 Wilson Ave., SW
Grandville, Michigan 49418

Re: Grand River Commerce, Inc.
Form SB-2, amendment number 1, filed January 4, 2008
File Number 333-147456

Dear Mr. Bilotti:

We have reviewed your amended Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please note that we have commented on issues in the filing where they first appear. Please revise your filing throughout, where appropriate, to reflect comments that address reoccurring problems.

Prospectus Cover

1.   You say in the second sentence of the cover page that you may sell up to 2,400,000 shares. It does not appear that you have registered an adequate number of shares to provide for this. Further, we find no other disclosure about a maximum as adjusted in the filing. If correct, revise the filing to reflect this option.

2.	Please disclose whether the different types of warrants will be transferable. Note also in the summary and the body of the text.

Inside cover

3.	Please provide for our review, any inside cover and back cover presentations.

Why We Are Organizing a New Bank, page 2

4.	The text in this section, and that beginning on page 26, tends to be overly promotional. An example of some of such terms and phrases include:

- Burgeoning health…industry
- Hub of thriving medical facilities
- "Health Mecca"
- Will enthusiastically welcome
- Vibrant and diversified economies
- Lend a cosmopolitan feel

	Please revise the text to rely on factual information. You do this, for example, in the first full paragraph on page 27 where you describe recent construction projects. Where you do provide opinions, indicate that these are the opinion of management.

5.	State how the per capita and median incomes and the median home prices compare with national statistics. In addition, provide a more balanced discussion including statistics for the unemployment rate in the Grand Rapids area which according to the U.S. Department of Labor, Bureau of Labor Statistics, was 5.9% as of November 2007.

6.	Supplementally provide the basis for a 4% growth rate in population. Revise the disclosure to indicate whether the 4% is over the entire period or for each year in the period.

7.	Provide us with copies of the demographic data and assumptions provided by The Right Place, Inc. Revise the disclosure to state whether you paid them (and if so, the amount) to develop this data for purposes of use in the registration statement.

8.   Provide more recent data about the changes in the median price of a single-family home in the Grand Rapids area. We note that housing prices in much of Michigan have declined over the past year.

Executive Officers, Directors…, page 2

9.   Please revise this section to clearly identify your organizers. It currently appears that all of the officers and directors will serve in this capacity, yet beginning on page 33 you indicate that at least Messrs. Blossey, Fitch and Bracken will not.

Warrants, page 4

10.   Please clarify that the organizer warrants will be issued in addition to any initial shareholder warrants received.

Stock Options, page 4

11.   Please clarify whether or not the 200,000 shares is in addition to the options to be issued identified in the second paragraph.

12.   Quantify the total number of options referenced in the second paragraph.

13.   You state if you issue all shares reserved for stock options, the option holders would collectively own approximately 11.8% and 9.1% of the outstanding shares assuming the minimum offering and maximum offering, respectively. Please provide us with the calculations used to compute these percentages and also clarify your disclosures accordingly.

14.   Where appropriate in the summary, please provide a summary ownership table for officers, directors and organizers. Consider providing as separate line items their expected, aggregate purchase level, the number of shares to be received for their advances, the number of purchase warrants, organizer warrants and number of options to be issued when you open for business. Provide an aggregate, potential share ownership number and the percentage represented on a maximum possible basis, both at the min and max offering levels.

Offering Termination Date, page 6

15.   Please explain what you mean by "multiple closings of the offering." Note elsewhere, as appropriate, such as the next to last full sentence on page 16.

Use of Proceeds, page 6

16.   Please clarify, as correct, that the proceeds will be used to repay the line of credit and advances by organizers, and quantify this amount.

Organizational Expenses, page 7

17.   You say in the third sentence that you will fund future organizational expenses via the line of credit. You say in the last paragraph on page 20 that you intend to use cash advances from organizers going forward. Revise to reconcile this information. If retained, specifically disclose what date you mean when you say "to date."

18.   You say in the last sentence that you *will* repay the organizer advances by issuing stock. At the bottom of page 20 you say you *may* do this with their consent. Please state your plans in a consistent fashion. Revise the rest of the filing where appropriate, particularly in your use of proceeds information and ownership information for officers, directors and organizers. We assume this shares-for-debt exchange would be in addition to their current planned purchase amounts.

19.   Clarify that you are referring to repayment with shares from this offering.

Your share ownership…, page 11

20.   Please explain why you give the intended subscription in the first sentence of the second paragraph. If retained, disclose why the ownership level decreases after the exercise of options. Also reference the additional 200,000 options available for issuance to employees.

Our directors and executive officers…, page 14

21.   Please revise this information to provide a maximum possible percentage ownership level. We note that the last percentage figure in the first paragraph decreases.

Release from Escrow, page 17

22.   As you state on the cover, revise the last sentence to disclose that subscribers funds will be returned *promptly.*

Plan of Distribution, page 17

23.   Please expand the first sentence of the second paragraph to include officers and directors.

24.   Please confirm supplementally that counsel for the company has considered the work experience of Messrs. Bilotti, Croft and Elders with respect to the requirements of Rule 3a4-1 and concluded that these persons may participate in the offering.

Grand River Commerce, page 19

25.   Disclose what the company will do with the funds it retains.

26.   Reconcile the $1,937,600 figure in the second table with the $2.3 million figure on the next page.

27.   Disclose the amount owing the organizers as of the latest date feasible. Also, clarify whether you expect to owe any additional amount to them, with quantification. Based on the figures on page 20 you apparently need $244,470 more.

28.   Please update the information on page 20 to the latest date feasible.

29.   Where appropriate, disclose why you plan to exchange shares from the offering directly for cash advances debt, rather than selling those shares to the public. Include both the negative and positive consequences for purchasers in the offering and the company.

Dilution, page 21

30.   Please revise and provide us with the calculations used to determine the pro forma net book value of $13.1 million and $18.1 million for the minimum and maximum offering proceeds, respectively.

Management's Discussion and Analysis or Plan of Operations, page 22

31.   Please explain in more detail the nature and scope of the services that BDK provided to Bankmark with respect to the company, including the fees paid to BDK. Please tell us how the company and its auditors concluded that such services were not prohibited and did not result in the firm audit performing management functions or creating an unacceptable mutuality of interest between the auditor and the company, given the importance of the services with respect to obtaining regulatory approval and the pending initial public offering.

32. On page 23 you state you expect to use approximately $1 million of the offering proceeds to purchase furniture, fixtures and equipment and make leasehold improvements. Please reconcile this to the Use of Proceeds section which states you plan to spend $364,350 on furniture, fixtures and equipment.

33. We note your consulting agreements with various individuals on page 39. Please revise Management's Discussion and Analysis to discuss all material financial commitments.

Market Opportunities, page 26

34. In the first paragraph, we note the disclosure about population trends in the 1990's. Please revise this information to include recent population trends.

Management, page 33

35. As required by Item 401 of Regulation S-B, provide the business experience of officers and directors for the past five years. For example, you only describe Mr. Bilotti's experience through some time in 2006. Also, provide the dates of employment for Mr. Blossy and Ms. Blouw during the past five years. Note similarly for a number of others.

Security Ownership of Management, page 44

36. Please revise this heading to encompass organizers. Organizers are not normally considered to be management.

37. Please expand the table, or include a new table, to quantify the expected option distributions in a format similar to that on page 44. Show the number of options to be issued to each officer and director. Show the new, aggregate potential ownership levels for each person and overall, aggregate ownership information including officers, directors and organizers.

Related Party Transactions, page 46

38. Please revise the third line of the first bullet to read "with persons not related to the lender" rather than "unrelated parties."

Additional Information, page 61

39. Please revise to give the SEC's current address.

Financial Statements

40.   Please note the updating requirements of Item 310(g) of Regulation S-B.

Balance Sheet, page F-4

41.   On the balance sheet you state your common stock has a $10.00 par value and you have
        authorized 2,000,000 shares. Per pages 21 and 47, the par value of common stock is
        $0.01 and you have authorized 10,000,000 shares. Please reconcile these statements and
        revise the document as necessary.

Statement of Operations, page F-5

42.   Throughout the document you state your inception is August 15, 2006. However, your
        statements of operations and cash flows state your inception is August 15, 2007. Please
        revise your financial statements accordingly.

43.   It is not clear to us if your fiscal year end is September 30 or December 31. Please
        disclose your fiscal year end in the notes to your financial statements. Additionally, the
        statements of operations and cash flows are not in accordance with paragraphs 11b) and
        11c) of SFAS 7. Please review the guidance in SFAS 7 and revise your financial
        statements accordingly. Also please provide a revised audit opinion that covers the
        amended financial statements.

Note 1: Summary of Significant Accounting Principles

Organization and Pre-opening Costs, page F-7

44.   In this footnote you state that approximately $1,450,000 of organization and pre-opening
        costs will be charged to expense as incurred. However on pages 20-21, you state that
        certain organization and pre-opening costs will be capitalized and booked against
        additional paid in capital. Please reconcile these statements and revise the document
        accordingly.

Note 6: Subsequent Event

Line of Credit, page F-9

45.   On pages 4 and 39 you state the organizers will be providing a limited guarantee of up to
        $75,000 on amounts drawn under a line of credit. In this footnote you imply that all

amounts borrowed under the agreement is guaranteed by the organizers. Please revise to clarify if the organizers have agreed to guarantee all amounts drawn under the line of credit or a maximum of $75,000.

Commitments

46.   We note your discussion of the Bankmark agreement in Management's Discussion and Analysis. Please revise your footnotes to include all material financial commitments. Additionally, revise your footnotes to disclose the amounts paid to Bankmark that are reported in the statements of operations during the periods presented.

Exhibit 23

47.   A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

* * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Babette Cooper at 202-551-3447, or to Donald Walker, Senior Assistant Chief Accountant, at 202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551- 3418.

Sincerely,

Todd Schiffman
Assistant Director

By fax: Peter G. Weinstock
Fax number 214-740-7182